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                                                                    Exhibit 2.3
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                   Amendment No. 2 to Acquisition Agreement

  This Amendment No. 2 to Acquisition Agreement (the "Amendment") is dated as of May 17, 1999 and amends that certain Acquisition Agreement dated as of March 19, 1999, as amended by an Amendment No. 1 dated as of April 23, 1999 (as amended, the "Acquisition Agreement"), between Micron Technology, Inc. ("Micron") and PixTech Inc. ("PixTech"). Capitalized terms used but not defined herein shall have the meaning given them in the Acquisition Agreement.

  WHEREAS, Micron and PixTech have entered into the Acquisition Agreement relating to the acquisition by PixTech of certain assets of Micron's Display Division.

  WHEREAS, Micron and PixTech desire to amend the Acquisition Agreement as set forth herein.

  NOW THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereto agree as follows.

     1.  Amendment to Acquisition Agreement.

       1.1 The second sentence of Section 9.4 of the Acquisition Agreement shall be amended by adding the following clause in front of the period at the end thereof:

     "(including any requirement that Micron expend any money or incur any expense or obligation to obtain additional or replacement software licenses)"

       1.2 The last sentence of Section 9.4 of the Acquisition Agreement shall be amended to read in full as follows:

     "If the applicable vendor does not give its consent, or such consent is subject to any condition other than the payment or a fee, or the giving of such consent would for any reason require Micron to obtain additional or replacement software licenses, then such contract shall not be considered an Assumed Contract."

       1.3 The last sentence of Section 9.5(a) to the Acquisition Agreement is amended to read in full as follows:

     "The exercise price of the stock options will be the lesser of (i) $2.25313 or (ii) the closing price for PixTech Common Stock on the Closing Date; provided that if the exercise price as so calculated is more than $1.825 per share, then PixTech will issue additional stock options to the Transferred Employees at such exercise price. The number of additional stock options to be issued will be mutually agreed upon by Micron and PixTech.

PixTech hereby agrees to indemnify Micron pursuant and subject to Article XII of the Acquisition Agreement from Damages incurred or suffered by Micron or any of its Affiliates as a result of the foregoing amendment to Section 9.5(a) to the Acquisition Agreement.

       2. PixTech hereby agrees that it will preserve all books, records, documents and technological and other information that PixTech acquires from Micron in connection with the Acquired Assets and Assumed Liabilities for a minimum period of five years following the Closing Date. Micron and PixTech acknowledge that all such books, records, documents and technological and other information will be subject to the confidentiality provisions of the Non-Disclosure Agreement. Notwithstanding the foregoing, PixTech may dispose of, transfer, sell, convey, hypothecate, lease or deliver any of the Acquired Assets as it deems fit during such five year period.

       3. Counterparts. This Amendment may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

       IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their authorized officers as of the day and year first above written.

PIXTECH, INC.                             MICRON TECHNOLOGY, INC.
By: /s/ Dieter Mezger                          By: /s/ W.G. Stover, Jr.
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Name:  Dieter Mezger                           Name: W.G. Stover, Jr.
Title:  President and CEO                      Title: VP of Finance and CFO